EXHIBIT 99.7

Announcement of the change of the accounting officer

Date of events:2016/04/01

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO,
etc.),financial officer, accounting officer, research and
development officer, or internal audit officer): Accounting
officer
2. Date of occurrence of the change: 2016/04/01
3. Name, title, and resume of the replaced person: Bao-Jin
Chang, Vice President of Accounting Department Chunghwa Telecom
Co., Ltd. , Bachelor’s degree in Accounting from Soochow
University.
4. Name, title, and resume of the replacement: not yet appointed
5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new
replacement” ): Retirement
6. Reason for the change: Retirement
7. Effective date: 2016/04/01
8. Any other matters that need to be specified: The Assistant
Vice President of Accounting Department, Tse-Shen Tsai, will act for the position till the appointment of the new replacement is resolved by the Board.